Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross provides update on Great Bear project and U.S. projects

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, June 28, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) is pleased to provide an update on its Red Lake, Ontario-based Great Bear project, as well as its Manh Choh project in Alaska and Curlew exploration project in Washington State.

Kinross’ management team will host a presentation and question and answer session today at 9 a.m. EDT to discuss the projects via an audio webcast.

To access the webcast: https://event.on24.com/wcc/r/3848365/1AEC6A078059EF8003CC1DA79ECF5A23

The audio webcast will also be archived at kinross.com/events.

To view the event presentation and for more information regarding the updates below: https://www.kinross.com/Kinross-North-America-Projects-Update-June-2022

To view an interactive 3D model of the Great Bear project:

https://vrify.com/decks/11758?auth=af709cc9-5f96-4165-8a1d-0b29e33ef12a

Great Bear project

At Great Bear, Kinross is making excellent progress and is on schedule to declare an initial mineral resource as part of its 2022 year-end results. The Company expects the initial mineral estimate to be predominantly in the inferred resource category, with some indicated resources.

To date, Kinross has drilled approximately 83,000 metres and is on track to complete approximately 200,000 metres of exploration and infill drilling in 2022 on the LP Fault zone, the most significant discovery to date at the project. The Company has received additional assay results since its last update on May 10, 2022, with a selection of the new results from targets at the LP Fault zone highlighted in the table below. Kinross has increased the number of diamond drills at Great Bear from eight to 11 since its last update.

The latest results continue to support Kinross’ view of a high-grade, world-class deposit that underpins the prospect of a large, long-life mining complex. The results are consistent with findings from earlier in the year, which confirm gold mineralization with good widths and high grades and support the view that the LP Fault zone can host a long-life, open-pit mine.

Recent results showing high grade mineralization at depths of more than 500 metres also demonstrate the potential for a sizeable underground mine. In support of this, Kinross is analyzing an advanced exploration program that would establish an underground decline. The advanced program would allow for underground drilling for more efficient exploration of deeper areas of the LP Fault, along with the nearby Hinge and Limb gold zones, as well as bulk sampling. The Company is targeting a potential start of the advanced program as early as 2024. Click here for the 3D model.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-537		756.0	814.0	58.0	40.0	2.2	Yuma
BR-537	including	780.6	786.4	5.8	3.6	18.6
BR-541		283.0	358.3	75.3	50.0	2.1	Yauro
BR-541	including	294.0	300.7	6.7	4.8	13.4
BR-566		213.35	299.65	86.3	63.0	2.0	Yauro
BR-566	including	279.25	280.75	1.5	1.1	65.4
BR-571		968.2	983.95	15.8	13.0	1.2	Gap
BR-571	including	970.45	975.9	5.5	4.5	2.6
BR-572		954.0	1003.5	49.5	41.0	0.5	Gap
BR-590		492.0	506.8	14.8	10.0	7.1	Yuma
BR-590	including	496.1	500.5	4.4	3.0	20.9
BR-601		30.0	77.25	47.3	28.5	2.2	Yuma
BR-601	including	37.8	38.4	0.6	0.4	143.0
BR-606		55.7	73.0	17.3	10.0	19.0	Yauro
BR-606	including	59.0	68.75	9.8	5.7	33.5
BR-606	and including	59.0	63.4	4.4	2.6	68.9

Composites are generated using 0.1 g/t minimum grade, maximum internal dilution of 3.0 metres. Results are preliminary in nature and are subject to on-going QA/QC.

The 35,000-metre grade control drilling program is nearing completion and, to date, approximately 400 of the planned 430 reverse circulation (RC) holes have been drilled. The RC grade control program is expected to improve the Company’s understanding of the continuity and distribution of the high grade intercepts in the LP Fault zone.

Kinross also continues to expand its local community outreach and engagement program, with a focus on the Wabauskang and Lac Seul First Nations, on whose traditional territories the project is located. The Company is focused on working collaboratively with its First Nations partners in a number of areas, including comprehensive baseline studies, site planning and future procurement, training and other opportunities that generate long-term socio-economic benefits for the region.

Baseline environmental surveys and local community socio-economic studies required for the permitting process are progressing well. Kinross is on schedule to commence a Great Bear pre-feasibility study in 2023.

Manh Choh project

At the 70%-owned Manh Choh project in Alaska, feasibility study (FS) work is nearing completion and results are expected to be disclosed ahead of schedule as part of the Company’s Q2 2022 results. Initial production is on schedule to commence in Q4 2024, subject to permitting, and is not currently included as part of the Company’s 2024 production guidance.

The trending view of the FS results include (all figures are approximates)1:

Manh Choh (70%)
First production	Q4 2024
Years of production	4
Total production contribution	600,000 - 650,000 Au eq. oz.
Initial capital expenditures[2] (100% basis)	$170 - $190 million
Kinross Alaska (100% Fort Knox + 70% Manh Choh)
Average annual production (2025 - 2027)	350,000 - 400,000 Au eq. oz.
Average grade processed (2025 - 2027)	0.45 g/t
All-in sustaining cost[3] (2025 - 2027)	$1,100 - $1,200 per Au eq. oz.

1 Based on $1,500 per ounce gold price, $18.75 per ounce silver price, and $70 per barrel oil price.

2 Excludes pre-production G&A, capitalized waste stripping and pre-purchase of ore haul fleet.

3 The metric is a non-GAAP measure and is not defined under International Financial Reporting Standards. Refer to the “Reconciliation of non-GAAP financial measures” section in the Company’s Q1 2022 MD&A.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross plans to truck Manh Choh ore to Fort Knox for batch processing, which will add high grade mill feed to Fort Knox’s mill. Manh Choh ore is expected to be approximately 10 times the current average mill grade at Fort Knox. The Company expects that the addition of high grade ore will lower Fort Knox’s average life of mine all-in sustaining costs and increase cash flow.

While the FS results are expected to reflect recent inflationary pressures, it is also expected to yield higher grades due to an updated resource model, which will help offset such pressures. As part of the FS, the Company also expects to update the project’s mineral resource estimate and declare a mineral reserve estimate.

Permitting activities are progressing well, with applications for major permits submitted in December 2021. In Q1 2022, Kinross signed an extension of the community support agreement with the Native Village of Tetlin, on whose land the project is located. The Company is also continuing its comprehensive local community programs and prioritizing local economic benefits as it develops the project.

Curlew Basin exploration project

At the Curlew Basin exploration project in Washington State, the underground drilling program continues to produce positive results. Curlew encompasses a 6.5-square-kilometre area located 35 kilometres north (by paved road) of the Company’s 100%-owned Kettle River mill and tailings facilities. Kinross is targeting to declare a total mineral inventory of 1 million Au oz. by year-end 2022 at Curlew.

Curlew is situated in an area with rich mineral endowment, as approximately 12 million Au oz. have been produced within 200 kilometres of the Kettle River mill, including at Kinross’ historic Buckhorn mine, which produced approximately 1.3 million Au oz. during its mine life. The historic K2/Curlew mine produced approximately 500k Au oz. at 7.5 g/t Au from 1997 to 2007.

The Curlew exploration program has focused on highly prospective areas around the historic K2 deposit, with underground drilling commencing in Q3 2021 after the Company dewatered the old workings to develop a new exploration drift. To date, the exploration program’s target success rate has exceeded expectations, with underground drilling encountering higher than anticipated grades and with 37 new vein discoveries providing additional targets for testing from underground.

Drilling to date has identified extensions to the Lower Portal and Stealth targets, and identified the high grade Galaxie mineralized zone, which was only discovered in late 2021 after underground drilling started. At the Lower Portal zone, extensions of targets have returned higher grades than previous intercepts. Drilling in the K5 area is expected to commence in Q3 2022, with drift mapping showing an extension of approximately 100 metres to the east.

The Company continues to believe that the district is highly prospective and generative work continues to advance all target types within 50 kilometres of the Kettle River mill.

The table below provides a selection of 2022 drilling results from Curlew:

Hole ID	From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
1103	21.85	30.17	8.32	6.4	4.95	Stealth
1103 including	26.7	30.2	3.5	2.4	8.46
1103	65.84	69.2	3.36	2.15	7.86
1103	150.87	154.22	3.35	3.2	5.62	Galaxie
1104	51.96	67.0	15.04	8.1	6.23	Stealth
1104 including	57.66	62.33	4.67	2.2	11.77
1104	75.13	81.1	5.97	3.9	3.95	Galaxie
1104	118.26	122.8	4.54	2.1	3.7
1105	45.11	50.9	5.79	2.0	3.96	Stealth
1105	67.66	74.28	6.62	6.04	20.15
1107	47.45	55.77	8.32	6.4	4.87
1111	239.6	285.6	46	26.4	3.87	Lower Portal
1111 including	279.7	284.4	4.7	3.0	10.76
1112	118.26	121.3	3.04	2.7	23.89
1114	87.5	94.5	7.0	5.0	6.17
1114 including	87.5	90.2	2.7	1.65	12.93

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with mines and projects in the United States, Brazil, Mauritania, Chile, Ghana and Canada. Our focus on delivering value is based on our core principles of responsible mining, operational excellence, disciplined growth and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the Company’s anticipated timing for declaring an mineral resource or reserved at the projects; the Company’s anticipated timing to commence and complete pre-feasibility or feasibility studies; the identification of mineral resources or mineral reserves at the projects; future prospects for exploration, development and operation of the projects, including the possibility of both open pit and underground mines; potential mine life; potential recovery rates or processing techniques; the potential for and anticipated timing of commencement of commercial production; the Company’s target amount of drilling on the projects; the Company’s plans to construct an exploration decline at the Great Bear Project; the Company’s ability to mitigate the impacts of price inflation; and the Company’s ability to develop its projects in a manner that results in long-term socio-economic benefits for the regions and neighbouring communities. The words “budget”, “expect”, “plan”, “potential”, “prioritize”, “potential”, “progress”, “prospect”, “schedule”, “target”, and “vision” or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “will” or “would” occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2022 and our full-year 2021 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the activities of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting and development of the projects being consistent with the Company’s expectations; (3) political and legal developments in Ontario, Alaska, Washington State, the United States and Canada being consistent with its current expectations; (4) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) Kinross’ future relationship with the Village of Tetlin and the Wabauskang and Lac Seul First Nations being consistent with the Company’s expectations; and (7) inflation and prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with anticipated levels. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our Annual Information Form dated March 31, 2022 and the “Risk Analysis” section of our full year 2021 Management’s Discussion & Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101.Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

All dollar amounts are expressed as U.S. dollars, unless otherwise noted.

Source: Kinross Gold Corporation

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